October 8, 2009

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re: Kopin Corporation Form 10-K for the year ended December 27, 2008

Dear Ms. Breslin,

This letter is in response to comments received in the letter dated September 25, 2009 (the “Letter”) from you to Mr. Richard A. Sneider, Chief Financial Officer of Kopin Corporation (“Kopin” or the “Company”). The Company has reviewed the comments and the responses of the Company are set forth below in the numbered paragraphs in the order set forth in the Letter.

Form 10-K for the year ended December 27, 2008

Index to Exhibits, page 80

1.	We are unable to agree with your analysis provided in response to prior comment 3 regarding the “substantial dependence” standard you cited for the filing of a material contract exhibit pursuant to Item 601(b)(10)(ii)(B). Accordingly, please provide a revised analysis supporting your conclusion that the agreement with Skyworks Solutions is not required to be filed as an exhibit. Further, please expand your analysis to encompass revenues attributable to Advanced Wireless Semiconductor Company where AWSC resell your products to Skyworks. In this regard, we note your disclosure in the second full paragraph on page 3 of your Form 10-K that “an investor should view your sales to Skyworks Solutions and AWSC in the aggregate when evaluating the importance of Skyworks Solutions as a customer.”

Response: We note your response and again respectfully submit that, as noted in our response letter dated September 25, 2009, the Skyworks contract is not a material contract required to be filed as an exhibit to our Annual Report on Form 10-K. Kopin is not “substantially dependent” upon the Skyworks Solutions contract for purposes of Item 601(b)(10)(ii)(B), and the contract does not govern the sale of the “major part” of our products and therefore does not need to be included as an exhibit to our Annual Report on Form 10-K.

We further note that although we indicate in our Form 10-K that it is appropriate to view our sales to Skyworks and AWSC in the aggregate when evaluating the importance of Skyworks as a customer (because we believe that AWSC’s demand is being driven by orders from Skyworks), our sales to AWSC are not made under the Skyworks contract and, as such, sales of our products to AWSC have no bearing on whether the Skyworks contract is a material contract. The analysis whether Skyworks is a material customer is under Regulation S-K Item 101(c)(vii) and is substantially different than the analysis under Regulation S-K Item 601(b)(10)(ii)(B) with respect to whether a potential contract is material and required to be filed as an exhibit. Regulation S-K Item 101(c)(vii) states that a “customer and its relationship” shall be disclosed if sales to the customer amount to more than 10% of revenue and “loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” Skyworks is identified as a customer because sales to Skyworks exceeded the 10% threshold. This standard, however, is clearly different than the exhibit inclusion test under Regulation S-K Item 601(b)(10)(ii)(B) which states that a registrant shall include any contract as an exhibit if the registrant is “substantially dependent” upon such contract. While loss of Skyworks as a customer could potentially have a material adverse effect on our business, our business is not substantially dependent upon the Skyworks contract.

In forming our conclusion we reviewed the relationship with Skyworks from several perspectives.

First from the industry perspective:

The merchant HBT (heterojunction bipolar transistor) industry is composed of three significant suppliers, Kopin, IQE, a public company in the United Kingdom and Visual Photonic Electronic Corp. (VPEC) a company located in Taiwan. We believe that only Kopin and VPEC are qualified to sell product to Skyworks. We believe we supply Skyworks 100% of its HBT needs. In the event the contract is terminated or not renewed we do not believe it would be commercially reasonable for Skyworks to discontinue purchasing product from us. We believe it is more likely that Skyworks would allocate its purchases similar to our other customers. Accordingly we do not believe the loss of the contract with Skyworks would result in the termination of the relationship and therefore our relationship with Skyworks is not “substantially dependent” on the contract.

Second from our operating results perspective:

Kopin had income from operations for the six month period ended June 27, 2009 of $1.7 million and a loss of $1.7 million from continuing operations for the six month period ended June 28, 2008 while Kopin’s combined revenues from Skyworks and AWSC for the six month periods ended June 27, 2009 and June 28, 2008, were 24% and 31%, respectively, of Kopin’s total revenue. Accordingly, Kopin experienced improved operating performance during the six months ended June 27, 2009 while during such period revenues from Skyworks were declining. We believe that Kopin’s improved operating performance, notwithstanding the lower Skyworks revenue, is further support that Kopin is not “substantially dependent” on the Skyworks contract.

On the top of page 21 to our Annual Report on From 10-K, as part of our risk factor discussion we state the following:

“We may not be able to realize any profits under a multi-year supply agreement with a significant HBT customer. We have a supply agreement with a significant HBT customer that expires in July 2010, excluding a last buy option contained in the agreement. Under the terms of this agreement we have agreed to maintain capacity levels for manufacturing HBT wafers and we committed to a declining pricing schedule. The agreement also requires us to give prior notice if we exit our HBT product line. In consideration for this agreement the customer agreed to source 100% of its HBT wafer needs from us subject to the customer’s right to source HBT wafers from other sources if we are unable to meet its requirements under certain circumstances. We agreed that failure to meet our supply obligations under the agreement would allow our customer to obtain court ordered specific performance. If we do not perform we could then be liable for monetary damages up to a maximum of $40 million. The agreement obligates us to provide wafers at preset prices and as a result, our ability to make a profit under this agreement will be subject to fluctuations in the prices of raw materials, meeting customer wafer demand and to any increase in costs of goods or services required for us to perform under the agreement. If we are unable to manufacture the HBT wafers below these preset prices we may not be able to achieve or maintain profitability. There can be no assurance that this customer will agree to renew or extend our agreement when it is due to expire in which case we would potentially lose significant sales of our HBT products.”

We include the above disclosure because while we believe that we are not “substantially dependent” on the Skyworks contract so as to require inclusion of the contract as an exhibit under Regulation S-K Item 601, we believe that a $40 million indemnity is material information to an investor and accordingly should be disclosed. We disclose the concepts of capacity maintenance and exiting the HBT product line to provide situations where the $40 million indemnity may be triggered. It is important to note that although Skyworks has agreed to give us essentially 100% of their HBT business, they have not guaranteed us any minimum level of orders and, in fact, their orders increase and decrease with normal industry trends. We discuss the 100% agreement clause for investors and, more importantly, for our other HBT customers, to understand the context under which the $40 million indemnity was negotiated.

We believe we have conveyed to investors the important elements of the Skyworks contract. However, while we have chosen to include the above summary of terms, we do not believe that such disclosure obligates us to include the Skyworks contract as an exhibit to our Annual Report on Form 10-K.

In our opinion to be “substantially dependent” for purposes of Item 601(b)(10)(ii)(B), implies that Kopin’s ability to remain a “going concern” would be in question if the Skyworks contract were not in place. As previously stated and most recently demonstrated in our operating results, Kopin would be able to continue its overall business and its HBT operations would continue to support other customers even with a termination of the Skyworks contract.

If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/ Richard A. Sneider
Richard A. Sneider Chief Financial Officer

cc:	Ms. Andri Boerman,

Mr. Joe McCann